SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

08 August 2018

PRUDENTIAL PLC HALF YEAR 2018 RESULTS

PRUDENTIAL DELIVERS HIGH-QUALITY PROFITABLE GROWTH

Performance highlights on a constant (and actual) exchange rate basis
●
Group IFRS operating profit1 of £2,405 million, up 9 per cent2 (up 2 per cent3)
●
Asia new business profit4 of £1,122 million, up 11 per cent2 (up 3 per cent3), IFRS operating profit1 of £1,016 million, up 14 per cent2 (up 7 per cent3) and underlying free surplus generation5 of £590 million, up 14 per cent2 (up 7 per cent3)
●
US variable annuity separate account assets up 10 per cent2 (up 9 per cent3) from 30 June 2017 leading to a 13 per cent2 increase (3 per cent3 increase) in fee income
●
M&G asset management first half external net inflows of £3.5 billion (2017: £7.2 billion), PruFund net inflows of £4.4 billion (2017: £4.3 billion)
●
Planned demerger of M&G Prudential from the Group is progressing well
●
Group Solvency II surplus6,7 estimated at £14.4 billion; equivalent to a ratio of 209 per cent (31 December 2017: £13.3 billion, 202 per cent)
●
2018 first interim dividend of 15.67 pence per share, up 8 per cent3

Mike Wells, Group Chief Executive, said: “We have made a good start to 2018, delivering high-quality, profitable growth. At the same time, we are taking the steps needed for the demerger of M&G Prudential from the Group, which we announced in March, alongside implementing M&G Prudential’s merger and transformation programme, which remains on track to meet its objectives.

“The Group’s performance has again been led by Asia, contributing to an overall increase in IFRS operating profit1 of 9 per cent2, growth in underlying free surplus generation5 of 6 per cent2, and an increase in new business profit4 of 13 per cent2 despite a lower level of APE sales.

“In Asia we have delivered double-digit growth across our key metrics of new business profit4, up 11 per cent2, IFRS operating profit1, up 14 per cent2, and underlying free surplus generation, also up 14 per cent2. Our growth continues to be high quality with protection new business profit4 growing by 19 per cent2, IFRS insurance margin8 up 17 per cent2 and renewal insurance premiums9 up 17 per cent2. Our Asia asset manager, Eastspring, has increased IFRS operating profit1 by 13 per cent2. Our broad-based portfolio of life insurance and asset management businesses, high-quality products and multi-channel strategy ensure that we continue to benefit from the growing customer demand in Asia for the wealth and health products and services that we provide.

“In our US life business, Jackson, variable annuity separate account assets were 10 per cent2 higher than at 30 June 2017, leading to a rise in fee income as we continued to meet the need of Americans for retirement income. In the UK and Europe, continued demand for M&G Prudential’s differentiated product propositions has resulted in third-party net inflows of £3.5 billion for our asset management business, M&G, and net inflows of £4.4 billion in PruFund-related business.

“Our planned demerger of M&G Prudential from the Group, which will result in two separately listed companies, each with its own distinct investment prospects, demonstrates our commitment to creating shareholder value. We have mobilised our internal teams for delivery, positively engaged with external stakeholders and we are making good progress.

“Each of our businesses is built around strong and growing customer needs, and we continue to target growth in high-quality, recurring-premium health and protection and fee business. I am confident that, as we create new and better products, build our distribution channels and improve all our capabilities, we are well placed to continue to generate profitable growth for our shareholders.”
Summary financials	2018 £m Half year	2017 £m Half year	Change on AER basis	Change on CER basis

IFRS operating profit based on longer-term investment returns	2,405	2,358	2%	9%
Underlying free surplus generated5,10	1,863	1,840	1%	6%
Life new business profit4	1,767	1,689	5%	13%
IFRS profit after tax*,11	1,356	1,505	(10)%	(5)%
Net cash remittances from business units	1,111	1,230	(10)%	-

	2018 £bn Half year	2017 £bn Full year	Change on AER basis

IFRS shareholders’ funds	15.9	16.1	(1)%
EEV shareholders’ funds	47.4	44.7	6%
Group Solvency II capital surplus6,7	14.4	13.3	8%
*
IFRS profit after tax includes a £513 million pre-tax loss on the reinsurance of £12 billion of UK annuity liabilities.

Notes
1
Based on longer-term investment returns.
2
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the six months ended 30 June 2017 unless otherwise indicated.
3
Growth rate on an actual exchange rate basis.
4
New business profit on business sold in the period, calculated in accordance with EEV principles.
5
For insurance operations underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses it equates to post-tax IFRS operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
6
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
7
Before allowing for first interim dividend (31 December 2017: second interim dividend).
8
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity. See note I(a) of the additional IFRS financial information for further details.
9
Gross earned premiums for contracts in second and subsequent years, comprising Asia segment IFRS gross earned premium of £7.7 billion less gross earned premiums relating to new regular and single premiums of £2.2 billion, plus renewal premiums from joint ventures of £0.6 billion.
10
The half year 2017 comparative results have been re-presented from those published previously, following reassessment of the Group’s operating segments as described in note B1.3 of the IFRS financial statements. This change in presentation does not alter total comparative IFRS operating profit or IFRS profit after tax.
11
IFRS profit after tax reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with negative short-term investments variances, results attaching to disposal of businesses and corporate transactions, amortisation of acquisition accounting adjustments and the total tax charge for the period. In half year 2018 it includes a £513 million pre-tax loss on the reinsurance of £12 billion (valued as at 31 December 2017) of UK annuity liabilities to Rothesay Life.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles dated April 2016 prepared by the European Insurance CFO Forum. The Group’s EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group’s asset management and other operations. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

2.
Annual Premium Equivalent (APE) sales comprise the aggregate of regular premiums and one-tenth of single premiums from insurance sales.

3.
Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and gains/losses arising on the disposal of businesses and other corporate transactions including the reinsurance of UK annuity contracts to Rothesay Life in March 2018. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012.

4.
Total number of Prudential plc shares in issue as at 30 June 2018 was 2,591,872,867.

5.
A presentation for analysts and investors will be held today at 11.30am (UK) / 6.30pm (Hong Kong) in the Conference Centre of Nomura, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and available to replay afterwards using the following link:
https://www.investis-live.com/prudential/5b4345b905eeee1000ebbca3/mqwj

To register attendance in person please send an email to investor.relations@prudential.co.uk

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK) / 6.00pm (Hong Kong)). Dial-in: +44 (0) 20 3936 2999 (UK and International) / 0800 640 6441 (Freephone UK), Participant access code: 721864. Once participants have entered this code their name and company details will be taken. Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 675129). This will be available from approximately 3.00pm (UK) / 10.00pm (Hong Kong) on 8 August 2018 until 11.59pm (UK) on 22 August 2018 and 6.59am (Hong Kong) on 23 August 2018.

6.
2018 First Interim Dividend
Ex-dividend date	21 August 2018 (Singapore) 23 August 2018 (UK, Ireland and Hong Kong)
Record date	24 August 2018
Payment of dividend	27 September 2018 (UK, Ireland and Hong Kong) On or about 4 October 2018 (Singapore) On or about 4 October 2018 (ADR holders)

7.
About Prudential plc
Prudential plc and its affiliated companies constitute one of the world’s leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

8.
Forward-Looking Statements
This Prudential Half Year Financial Report may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential’s IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the ‘Risk Factors’ section of this Half Year Financial Report.

Any forward-looking statements contained in this Half Year Financial Report speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary Half Year 2018 financial performance

Financial highlights

Life APE new business sales (APE sales)1
	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Asia	1,736	1,943	(11)	1,811	(4)
US	816	960	(15)	879	(7)
UK and Europe	770	721	7	721	7
Total Group	3,322	3,624	(8)	3,411	(3)

Life EEV new business profit and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2018 Half year £m		2017 Half year £m		Change %		2017 Half year £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia	1,122	260	1,092	283	3	(8)	1,009	265	11	(2)
US	466	180	436	246	7	(27)	399	225	17	(20)
UK and Europe	179	100	161	42	11	138	161	42	11	138
Total Group	1,767	540	1,689	571	5	(5)	1,569	532	13	2

IFRS Profit2,3
	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	927	870	7	812	14
Asset management	89	83	7	79	13
Total	1,016	953	7	891	14

US
Long-term business	1,001	1,079	(7)	988	1
Asset management	1	(6)	117	(6)	117
Total	1,002	1,073	(7)	982	2

UK and Europe
Long-term business	487	480	1	480	1
General insurance commission	19	17	12	17	12
Total insurance operations	506	497	2	497	2
Asset management	272	248	10	248	10
Total	778	745	4	745	4

Other income and expenditure	(329)	(382)	14	(376)	13
Total operating profit based on longer-term investment returns before tax and restructuring costs	2,467	2,389	3	2,242	10
Restructuring costs4	(62)	(31)	(100)	(31)	(100)
Total operating profit based on longer-term investment returns before tax	2,405	2,358	2	2,211	9
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(113)	(573)	80	(523)	78
Amortisation of acquisition accounting adjustments	(22)	(32)	31	(29)	24
(Loss) profit attaching to disposal of businesses and corporate transactions	(570)	61	n/a	61	n/a
Profit before tax	1,700	1,814	(6)	1,720	(1)
Tax charge attributable to shareholders' returns	(344)	(309)	(11)	(295)	(17)
Profit for the period	1,356	1,505	(10)	1,425	(5)

Post-tax profit - EEV3,5
	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit based on longer-term investment returns
Asia
Long-term business	1,753	1,641	7	1,519	15
Asset management	77	73	5	68	13
Total	1,830	1,714	7	1,587	15

US
Long-term business	1,005	888	13	812	24
Asset management	(2)	(4)	50	(4)	50
Total	1,003	884	13	808	24

UK and Europe
Long-term business	771	465	66	465	66
General insurance commission	15	14	7	14	7
Total insurance operations	786	479	64	479	64
Asset management	221	201	10	201	10
Total	1,007	680	48	680	48

Other income and expenditure	(340)	(381)	11	(375)	9
Post tax operating profit based on longer-term investment returns before restructuring costs	3,500	2,897	21	2,700	30
Restructuring costs4	(57)	(27)	(111)	(27)	(111)
Post-tax operating profit based on longer-term investment returns	3,443	2,870	20	2,673	29
Non-operating items:
Short-term fluctuations in investment returns	(1,234)	739	n/a	707	n/a
Effect of changes in economic assumptions	592	(50)	n/a	(38)	n/a
Mark to market value on core structural borrowings	579	(262)	n/a	(262)	n/a
Loss attaching to corporate transactions	(412)	-	n/a	-	n/a
Post-tax profit for the period	2,968	3,297	(10)	3,080	(4)

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
	Half year	Half year		Half year
IFRS	76.8	70.0	10	65.7	17
EEV	133.8	111.9	20	104.2	28

Underlying free surplus generated3,6
	Actual Exchange Rate						Constant Exchange Rate
	2018 £m		2017 £m		Change %		2017 £m		Change %
	Half year		Half year				Half year
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	513	590	480	553	7	7	449	517	14	14
US	595	593	555	551	7	8	508	504	17	18
UK and Europe	488	724	527	742	(7)	(2)	527	742	(7)	(2)
Total Group before restructuring costs	1,596	1,907	1,562	1,846	2	3	1,484	1,763	8	8
Restructuring costs4	(15)	(44)	(6)	(6)	(150)	(633)	(6)	(6)	(150)	(633)
Total Group	1,581	1,863	1,556	1,840	2	1	1,478	1,757	7	6

Cash remitted by the business units to the Group3,7
	2018 £m	2017 £m
	Half year	Half year	Change %
Asia	391	350	12
US	342	475	(28)
UK and Europe	341	390	(13)
Other UK (including Prudential Capital)	37	15	147
Total Group	1,111	1,230	(10)

Cash and capital
	2018	2017
	Half year	Half year	Change %
First interim dividend per share relating to the reporting period	15.67p	14.50p	8
Holding company cash and short-term investments	£2,210m	£2,657m	(17)
Group Solvency II capital surplus8,9	£14.4bn	£12.9bn	12
Group Solvency II capital ratio8,9	209%	202%	+7pp

Group shareholders' funds (including goodwill attributable to shareholders)

	2018 £bn	2017 £bn
	Half year	Half year	Change %
IFRS	15.9	15.4	3
EEV	47.4	40.5	17

	2018%	2017%
	Half year	Half year
Return on IFRS shareholders' funds10	25	24
Return on embedded value10	15	15

	2018	2017
	Half year	Half year	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)11	1,830p	1,567p	17
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)12	1,774p	1,510p	17

Notes
1
APE sales is a measure of new business activity that comprises the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. Further explanation of the differences is included in note D of the Additional EEV financial information.
2
IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
3
The half year 2017 comparative results have been re-presented from those previously published following reassessment of the Group’s operating segments as described in note B1.3 of the IFRS financial statements. On re-presentation, Prudential Capital is excluded from total segment profit and underlying free surplus generated.
4
Restructuring costs include business transformation and integration costs.
5
The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholders’ funds is included in note C of the Additional EEV financial information.
6
For insurance operations underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses it equates to post-tax IFRS operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
7
Cash remitted to the Group forms part of the net cash flows of the holding company. A full holding company cash flow is set out in note II(a) of Additional IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders’ and shareholders’ funds. The holding company cash flow is therefore a more meaningful indicator of the Group’s central liquidity.
8
Estimated before allowing for first interim dividend.
9
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
10
Annualised operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds, as set out in note II(c) of the Additional IFRS financial information and note E of the additional EEV financial information. Half year profits are annualised by multiplying by two.
11
Closing EEV shareholders’ funds divided by issued shares, as set out in note F of the Additional EEV financial information.
12
Closing EEV shareholders’ funds less goodwill attributable to shareholders divided by issued shares, as set out in note F of the Additional EEV financial information.

Group Chief Executive’s Report

I am pleased to report that we have had a good first half of 2018, delivering high-quality, profitable growth. This performance has been achieved alongside good progress towards the demerger of M&G Prudential from Prudential plc, announced in March, which will create two separately listed businesses with distinct investment prospects and capital allocation priorities.

Each of our businesses is built around strong and growing customer needs. The savings and protection requirements of the Asian middle class, the retirement income needs of Americans and the increasing demand for managed savings solutions in the UK and Europe are creating sustained opportunities. We continue to target profitable growth in high-quality, recurring-premium health and protection and fee business.

Financial performance
Our financial performance is again led by Asia, which delivered double-digit growth in new business profit, IFRS operating profit based on longer-term investment returns1 and underlying free surplus generation.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency movement.

Group IFRS operating profit increased by 9 per cent2 to £2,405 million (up 2 per cent on an actual exchange rate basis). Reflecting our strategic priorities and our focus on health and protection products in Asia, insurance margin was 17 per cent2 higher. IFRS operating profit from our Asia life insurance business increased by 14 per cent2 and profit from Eastspring, our Asia asset management business, by 13 per cent2, in line with the uplift in average assets under management. In the US, total IFRS operating profit was up 2 per cent2, with growth in fee income driven by higher average separate account balances, offset by an expected reduction in spread earnings and a higher DAC amortisation charge. In the UK and Europe, M&G Prudential’s total IFRS operating profit increased by 4 per cent, driven by 10 per cent growth in operating profit from asset management operations.

The Group’s capital generation continues to be underpinned by our large and growing in-force portfolio and our focus on profitable, short-payback business. Our overall in-force underlying operating free surplus generation3 increased by 5 per cent2 to £2,403 million (level on an actual exchange rate basis), reflecting higher contributions across all our business units, partly offset by higher restructuring costs, while investment in new life business increased by 2 per cent2 (decreased by 5 per cent on an actual exchange rate basis), compared with a 13 per cent2 increase in new business profit to £1,767 million (5 per cent on an actual exchange rate basis). Overall net cash remitted to the corporate centre in the first half of 2018 was £1,111 million (2017: £1,230 million on an actual exchange rate basis), with Asia being the largest contributor of net remittances to the Group at £391 million (2017: £350 million).

The Group remains strongly capitalised, with a Solvency II cover ratio of 209 per cent4,5. Over the period, IFRS shareholders’ funds reduced to £15.9 billion, reflecting profit after tax of £1.4 billion (including, as anticipated, a pre-tax loss of £513 million on the reinsurance of £12 billion6 of annuity liabilities), the 2017 second interim dividend and negative revaluation movements. EEV shareholders’ funds increased to £47.4 billion, equivalent to 1,830 pence per share7,8.

New business profits increased by 13 per cent2 to £1,767 million (5 per cent on an actual exchange rate basis), reflecting growth across all our business units, and external asset management net flows9 were £2.7 billion, driven by M&G Prudential asset management.

In Asia, we continue to focus on growing our scale and enhancing the quality of our returns. New business profit grew by 11 per cent2, despite the 4 per cent2 decline in APE sales, reflecting an improved sales mix, pricing actions and prioritisation of regular premium health and protection business. The quality in our sales is also evident in the 19 per cent2 increase in health and protection-related new business profit. While headline sales for the half year declined, our businesses saw improved performance in the second quarter with overall growth of 6 per cent2 compared to the same period in 2017. This quarterly growth was broad based with six businesses (including Hong Kong and China) growing at a double digit rate.

In the US, while variable annuity sales were slightly reduced and institutional sales were 19 per cent2 lower, the combination of higher interest rates and beneficial tax reform underpinned an increase in new business profit of 17 per cent2.

M&G Prudential continues to perform well, with robust external net inflows of £3.5 billion in its external asset management business and PruFund-related net inflows of £4.4 billion. Life new business profit increased by 11 per cent, primarily driven by a 7 per cent increase in APE sales. Overall assets under management10 were £341.9 billion, £9 billion lower than at the end of 2017, mainly as a result of the £12 billion6 of annuity liabilities reinsured to Rothesay Life, announced in March.

Long-term opportunities
We are focused on long-term, sustainable opportunities arising from structural trends in Asia, the US, the UK and Europe.

Across Asia, the multiple insurance markets in which we operate are benefiting from economic and demographic tailwinds that are driving demand for our products. Our prospects are underpinned by low insurance market penetration (currently under 3 per cent11), high levels of out-of-pocket healthcare spend (42 per cent of total spend12), a fast-rising working population (1 million per month, expected to rise to 2.5 billion people by 203013) and improved life expectancy (the number of people over 60 years of age is expected to double to over 1 billion by 205013). The scale of our presence across life and asset management, which gives us access to 3.6 billion people14, means that our business is well placed to benefit from these trends.

In the United States, the world’s largest retirement market, approximately 40 million people will reach retirement age over the next decade alone15. These consumers have a clear need for investment options that will increase their savings and protect their incomes for the rest of their lives. We are broadening the range of options we offer in order to meet the varied preferences of these consumers and intermediaries.

In the UK and Europe, the number of people of retirement age is forecast to grow by 55 million over the next four decades16. The region’s wealth is increasingly concentrated in the hands of the older generations: in the UK the over-55s control two-thirds of the nation’s total wealth17. Many of these savers want products that offer better returns than cash, while smoothing out the ups and downs of markets. M&G Prudential is ideally placed to meet this growing demand for investment solutions with its market-leading with-profits fund and comprehensive range of actively managed funds. Once demerged from the Group, supported by the benefits of its merger and transformation programme, M&G Prudential is expected to be in an even better position to serve these customers as an independent, capital-efficient business.

Developing our businesses
We are constantly working to improve what we do for our customers, across all our markets. We pay close attention to their changing needs and respond with an evolving suite of high-quality products and services. At the same time, we constantly develop our capabilities to serve our customers and add value for our shareholders.

In Asia, we are continuing to build our broad-based portfolio of businesses and improve the way we serve our customers. We employ a multi-channel strategy to maximise our reach across the region. Our highly productive agency force is complemented by our bancassurance partnerships, which have expanded following the signing of new agreements in Thailand, the Philippines, Indonesia and Vietnam so far this year. We maintain a contemporary suite of products and remain at the forefront of product developments, evolving our offering to meet changing customer needs. In Hong Kong, we launched a new critical illness product with extended protection for cancer, heart attacks and strokes, three common causes of death. In Singapore we unveiled PRUVital cover, a first-in-the-market protection plan, for customers with four types of pre-existing chronic medical conditions, and in China we have recently started offering customers a new savings product, designed with education costs in mind. To support our agency and bank channels, we also embrace new digital capabilities to increase efficiency and improve our customers’ experience. In Hong Kong, for example, we developed two new innovations, ‘Hospital to Prudential’ and ‘Chatbot Claims’, to redefine the way our customers and medical professionals manage hospital claims, significantly reducing the time and effort required. In addition we have recently announced an exclusive partnership with UK-based Babylon Health18 that will add a comprehensive set of digital health tools to our existing world-class protection products. Through a Babylon-enabled digital platform we will offer customers in up to 12 Asian markets a world-leading suite of Artificial Intelligence (‘AI’) health services, including personal health assessment and treatment information, empowering users to proactively manage their health in a flexible and cost-efficient manner.

China represents an important growth opportunity for us. Operating through our joint venture, CITIC-Prudential, we now have access to around 70 per cent of the population following the disciplined expansion of our footprint over the past 18 years. In April we took another step forward when CITIC-Prudential received regulatory approval to begin preparations for the establishment of a new branch in Hunan, China’s seventh-largest province, with a population of 68 million. Our business in China is the highest rated in the industry for risk management19, and was among the first group of insurers to be granted approval to offer a tax-deferred pension insurance programme, as part of a pilot programme targeted on Shanghai, Suzhou and Fujian.

Eastspring, our Asian fund manager is well placed to capitalise on the expected growth in Asia’s retail mutual fund market. Eastspring has a presence in 11 markets across the region following its recent entry into Thailand in July. Eastspring’s consistent investment performance helped it to win Asian Investor’s prestigious Asia Fund House of the Year award for 2018, for the third time in four years. In China, the establishment of our investment management wholly foreign-owned enterprise will enable Eastspring to create an on-the-ground team that will operate an onshore investment management business. This business complements our existing asset management joint venture partnership with CITIC and represents an important step in deepening our presence in this market.

In the US, we continue to develop our business to ensure that we best address the opportunity presented by the millions of Americans entering retirement and their need for secure income. During the first half of 2018, we continued to strengthen our position in the US fee-based advisory market through new relationships with key distributors and the launch of relevant products, including a new fee-based index annuity. Jackson has also played a leading role in bringing together 24 of the country’s financial services organisations to launch the Alliance for Lifetime Income. This aims to educate Americans about the need for protected retirement income, enabling more customers to take action to secure their financial futures.

In the UK and Europe, M&G Prudential continues to improve customer outcomes, leveraging our scale, financial strength and complementary product and distribution capabilities to develop and deliver capital-efficient investment solutions for a range of customer needs. It is one year since we announced the merger and transformation of M&G and Prudential UK & Europe. In that time, we have made good progress, announcing a new partnership with Tata Consulting Services to modernise our existing life portfolio, developing a combined approach to distribution and creating central service functions. M&G Prudential’s investment products continue to perform well. We announced £2.1 billion in annual with-profits bonuses, lifting the value of contracts by up to 10 per cent and marking the ninth consecutive year of positive returns for investors in our market-leading PruFund. Over the three years to 30 June, 58 per cent of M&G’s retail funds generated returns in the upper quartiles of performance. I would like to thank Anne Richards for her contribution to the Group’s success as Chief Executive of M&G Investments. As announced on 27 July 2018, Anne is resigning from the Group, effective on 10 August 2018, to take up a new senior position in the financial services industry, and we wish her all the best.

We are also continuing to develop our newer but growing businesses in five markets in Africa. During the first half of the year APE sales rose to £18 million20 (2017: £8 million), reflecting growth in our agency force and new distribution agreements with Standard Chartered Bank in Ghana and Zenith Bank in Nigeria and Ghana.

Demerger of M&G Prudential
At the same time as delivering growth in operating performance, we have been focused on progressing the actions needed for the demerger of M&G Prudential from the Group. Our internal teams have been mobilised and we are engaging positively with external stakeholders. We have also announced leadership changes at M&G Prudential in preparation for the demerger. Clare Bousfield will become Chief Financial Officer and John Foley, Chief Executive of M&G Prudential, will take on the additional responsibilities of becoming Chief Executive of the key regulated entities of M&G and Prudential UK & Europe. These changes will simplify the way we make decisions, improve accountability and align management capabilities with M&G Prudential’s future needs as an independent listed business. As we outlined in March, we believe we will be better able to focus on meeting our customers’ rapidly evolving needs and to deliver long-term value to investors as two separate businesses. Following separation, M&G Prudential will have control over its business strategy and capital allocation, which will enable it to play a greater role in developing the savings and retirement markets in the UK and Europe through two of the financial sector’s most trusted brands, M&G and Prudential UK & Europe. Prudential plc, focused on our market-leading businesses in Asia and the US, will be strongly positioned to develop consistent, attractive returns and realise the growth potential across our international footprint.

Until the demerger is completed, the Bank of England’s Prudential Regulation Authority (PRA) will continue to be the group-wide supervisor of Prudential plc. In line with the current Solvency II requirements, the PRA will be the group-wide supervisor of M&G Prudential following the demerger. After the demerger, Prudential plc’s individual insurance and asset management businesses will continue to be supervised at a local entity level and local statutory capital requirements will continue to apply. The Supervisory College, made up of the authorities overseeing the principal regulated activities in jurisdictions where the future Prudential plc will operate, has made a collective decision that Hong Kong’s Insurance Authority should become the new Group-wide supervisor for Prudential plc and they have begun preparations to take over that role. Prudential plc will continue to be headquartered and domiciled in the United Kingdom and will continue to hold a premium listing on the London Stock Exchange. Both Prudential plc and M&G Prudential are expected to meet the criteria for inclusion in the FTSE 100 index.

Positive outlook
We remain focused on our purpose, which is to help remove uncertainty from the big events in the lives of our customers. We have strong underlying opportunities, a proven ability to deliver for our customers, an ongoing focus on risk management and a strong balance sheet. Our planned demerger of M&G Prudential demonstrates our commitment to creating shareholder value. I am confident that we are well positioned to continue to grow profitably and provide value for our shareholders and customers into the future.

Notes
1
IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
2
Increase stated on a constant exchange rate basis.
3
For insurance operations underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses it equates to post-tax IFRS operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
4
Before allowing for first interim dividend (31 December 2017: second interim dividend).
5
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
6
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.
7
The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in note C of the Additional EEV financial information.
8
Closing EEV shareholders’ funds divided by issued shares, as set out in note F of the Additional EEV financial information.
9
Net inflows exclude Asia Money Market Fund (MMF) inflows of £665 million (2017: net inflows £449 million on an actual exchange rate basis).
10
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
11
Swiss Re Sigma 2017. Insurance penetration calculated as premiums in % of GDP. Asia penetration calculated on a weighted population basis.
12
World Health Organisation – Global Health Observatory data repository (2013). Out of pocket as % of Total Health Expenditure. Asia calculated as a weighted average out of pocket.
13
United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2017 Revision.
14
United Nations, Department of Economic and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision, custom data acquired via website.
15
Based on approximately 4 million people per year reaching age 65 over the period 2018-2028 – source: U.S. Census Bureau, Population Division.
16
Office for National Statistics & Eurostat.
17
Office for National Statistics.
18
Exclusivity is in respect of up to 12 health, life and pension markets in Asia.
19
Source: 2017 Solvency Aligned Risk Margin Requirements and Assessment (SARMRA) issued by the China Insurance Regulatory Commission (CIRC).
20
Given the relative immaturity of the African business, it is incorporated into the Group’s EEV results on an IFRS basis and for now it is excluded from our new business sales and profit metrics.

Chief Financial Officer’s report on the 2018 first half financial performance

Our financial results in the first half of 2018 continue to reflect the benefits of driving targeted growth in high-quality, recurring premium health and protection and fee business across our geographies, products and distribution channels. We have also made progress in the on-going preparations for the demerger of M&G Prudential from Prudential plc and in delivering M&G Prudential’s merger and transformation programme.

The growth in our financial performance across a wide range of metrics has again been led by our businesses in Asia which delivered double-digit growth in new business profit (up 11 per cent1), IFRS operating profit based on longer-term investment returns (‘IFRS operating profit’) (up 14 per cent1) and underlying free surplus generation2 (up 14 per cent1). In the US, fee income3 increased by 13 per cent1 supported by higher average separate account balances and continued positive net flows, but was balanced by an expected reduction in spread income and increased amortisation of deferred acquisition costs.

M&G Prudential delivered external net inflows of £3.5 billion in its asset management business. This, together with PruFund-related net inflows of £4.4 billion and the reduction arising from the previously announced reinsurance of a £12 billion4 UK annuity portfolio resulted in overall assets under management5 of £341.9 billion at 30 June 2018 (31 December 2017: £350.7 billion). M&G Prudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million.

Sterling weakened moderately compared with most of the currencies in our major international markets over the first half of 2018. However, average exchange rates over the first half of 2018 remained above those in the same period of 2017, leading to a negative effect on the translation of the results from our non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our international businesses on a constant currency basis.

During the first half of 2018 the performance of many equity markets was subdued and characterised by higher levels of volatility with the S&P 500 index up 2 per cent, the FTSE 100 index down 1 per cent and the MSCI Asia excluding Japan down 5 per cent. However, all these equity markets remain above first half 2017 levels. Longer term yields increased favourably in the US and in our larger Asia markets, but were only slightly higher in the UK.

The key operational highlights in the first half of 2018 were as follows:

●
New business profit was 13 per cent higher at £1,767 million (up 5 per cent on an actual exchange rate basis). Asia new business profit increased 11 per cent, with improved new business margins reflecting product mix, pricing actions and our focus on health and protection business. In the US, the benefit of tax reform and higher interest rates more than offset lower headline APE sales volumes to drive new business profit growth of 17 per cent. At M&G Prudential, higher sales at an improved margin contributed to 11 per cent growth.

●
Asset management net inflows at M&G Prudential were robust with external net inflows of £3.5 billion (2017: net inflows of £7.2 billion) in its wholesale/direct and institutional business. Eastspring reported external net outflows of £0.9 billion excluding money market funds (2017: net inflows of £2.3 billion on an actual exchange rate basis) with modestly positive retail net flows offset by higher institutional bond fund redemptions.

●
IFRS operating profit based on longer-term investment returns increased 9 per cent to £2,405 million (2 per cent on an actual exchange rate basis). IFRS operating profit from our Asia businesses increased by 14 per cent to £1,016 million driven by the compounding nature of our regular premium protection businesses. In the US, IFRS operating profit was 2 per cent higher with increased fee income offset by an expected reduction in spread earnings and a higher DAC amortisation charge. M&G Prudential’s total IFRS operating profit was £778 million, 4 per cent higher than the prior year. Within this, asset management earnings increased by 10 per cent resulting from higher fees driven by higher average assets under management, and operating profit from our core with-profits and annuity life businesses were lower at £255 million (2017: £288 million), reflecting the impact of the previously announced annuity portfolio reinsurance.

●
Total IFRS post-tax profit was £1,356 million (2017: £1,425 million), after a £513 million anticipated pre-tax loss following the reinsurance of UK annuities to Rothesay Life, contributing to Group IFRS shareholders’ equity of £15.9 billion (31 December 2017: £16.1 billion). EEV basis shareholders’ equity was £47.4 billion (31 December 2017: £44.7 billion).

●
Underlying free surplus generation2,6, our preferred measure of cash generation from our life and asset management businesses, increased 6 per cent to £1,863 million (up 1 per cent on an actual exchange rate basis), after financing new business growth. This performance metric was driven by 14 per cent growth from our Asian operations and 18 per cent growth in our US business.

●
Group shareholders’ Solvency II capital surplus7,8 was estimated at £14.4 billion at 30 June 2018, equivalent to a cover ratio of 209 per cent (31 December 2017: £13.3 billion, 202 per cent). The movement since the start of the year primarily reflects the Group’s continuing strong operating capital generation, partially offset by the payment of the 2017 second interim dividend.

IFRS Profit6
	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	927	870	7	812	14
Asset management	89	83	7	79	13
Total	1,016	953	7	891	14

US
Long-term business	1,001	1,079	(7)	988	1
Asset management	1	(6)	117	(6)	117
Total	1,002	1,073	(7)	982	2

UK and Europe
Long-term business	487	480	1	480	1
General insurance commission	19	17	12	17	12
Total insurance operations	506	497	2	497	2
Asset management	272	248	10	248	10
Total	778	745	4	745	4

Other income and expenditure9	(329)	(382)	14	(376)	13
Total operating profit based on longer-term investment returns before tax and restructuring costs	2,467	2,389	3	2,242	10
Restructuring costs9	(62)	(31)	(100)	(31)	(100)
Total operating profit based on longer-term investment returns before tax	2,405	2,358	2	2,211	9
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(113)	(573)	80	(523)	78
Amortisation of acquisition accounting adjustments	(22)	(32)	31	(29)	24
(Loss) profit attaching to disposal of businesses and corporate transactions	(570)	61	n/a	61	n/a
Profit before tax	1,700	1,814	(6)	1,720	(1)
Tax charge attributable to shareholders' returns	(344)	(309)	(11)	(295)	(17)
Profit for the period	1,356	1,505	(10)	1,425	(5)

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	76.8	70.0	10	65.7	17
Basic earnings per share based on total profit after tax	52.7	58.7	(10)	55.6	(5)

IFRS Operating Profit based on longer-term investment returns
Total IFRS operating profit increased by 9 per cent (2 per cent on an actual exchange rate basis) in the first half of 2018 to £2,405 million.

Asia total operating profit was 14 per cent higher (7 per cent on an actual exchange rate basis) at £1,016 million, and includes 13 per cent growth from Eastspring’s asset management businesses. Life insurance operating profit was 14 per cent higher at £927 million, driven by continued growth in insurance margin which increased by 17 per cent, reflecting our focus on recurring premium health and protection business. This strategy underpins IFRS operating profit growth of 33 per cent and 22 per cent in Hong Kong and China respectively. IFRS operating profit in Singapore increased 11 per cent, while the contribution from Indonesia was the same as in the first half of last year.

US total operating profit at £1,002 million increased by 2 per cent (7 per cent decrease on an actual exchange rate basis), with increased fee income driven by a 10 per cent increase in separate account balances since 30 June 2017 offset by a decline in spread income, reflecting the impact of lower yields on our fixed annuity portfolio and reduced contribution from asset duration swaps, and a higher DAC amortisation charge. The higher DAC expense arises largely from a £42 million acceleration of amortisation relating primarily to the reversal of the benefit received in 2015 under the mean reversion formula.

UK and Europe total operating profit of £778 million was 4 per cent higher, reflecting growth of 10 per cent in asset management operating profit and 11 per cent in the UK with-profits transfer. This was partially offset by the anticipated reduction in profit from in-force annuities following the reinsurance of £12 billion4 of annuity liabilities to Rothesay Life in March 2018. Operating earnings in the first half of 2018 also benefited from management actions of £63 million (2017: £188 million) and a £166 million insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after 1 July 2008, for which a provision of £400 million had previously been established.

Life insurance profit drivers
We track the progress that we make in growing our life insurance business by reference to our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. These policyholder liabilities contribute, for example, to our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows10

	2018 £m				2017 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January	Net liability flows11	Market and other movements	At 30 June	At 1 January	Net liability flows11	Market and other movements	At 30 June
Asia	37,402	1,463	(717)	38,148	32,851	1,016	1,173	35,040
US	180,724	82	4,344	185,150	177,626	1,958	(1,805)	177,779
UK and Europe	56,367	(1,813)	(12,238)	42,316	56,158	(1,167)	1,500	56,491
Total Group	274,493	(268)	(8,611)	265,614	266,635	1,807	868	269,310

Focusing on the business supported by shareholder capital, which generates the majority of life profit, in the first half of 2018 net flows into our businesses reflected positive net inflows into our Asia and US operations, which have been offset by outflows from our UK and Europe operations. US net inflows remained positive, but at a lower level, reflecting a lower level of institutional business and a higher level of variable annuity surrenders as our portfolio develops. The outflow from our UK and Europe operations primarily reflects the run-off of the in-force annuity portfolio following our withdrawal from selling new annuity business and outflows from unit-linked business which is driven by more variable movements in corporate pension business. This decrease in shareholder liabilities has been partly offset by the flows into the with-profit funds of £1.8 billion as shown in the table below. Market and other movements include the £12 billion4 reduction in policyholder liabilities arising from the classification of the annuity liabilities reinsured to Rothesay Life as held for sale. Excluding this reclassification market and other movements increased liabilities by £3.4 billion reflecting currency effects as sterling weakened over the period, partly offset by adverse market movements in the first half.

Policyholder liabilities and net liability flows in with-profits business10,12

	2018 £m				2017 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January	Net liability flows11	Market and other movements	At 30 June	At 1 January	Net liability flows11	Market and other movements	At 30 June
Asia	36,437	2,399	31	38,867	29,933	2,295	1,053	33,281
UK and Europe	124,699	1,832	(675)	125,856	113,146	1,574	3,729	118,449
Total Group	161,136	4,231	(644)	164,723	143,079	3,869	4,782	151,730

Policyholder liabilities in our with-profits business have increased by 2 per cent13 to £164.7 billion in the first half of 2018, driven by growth in M&G Prudential’s PruFund proposition and participating products in Asia, with consumers seeking protection from the impact of volatile market conditions. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. The business, nevertheless, remains an important source of shareholder value.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver14

	Actual Exchange Rate						Constant Exchange Rate
	2018 £m			2017 £m			2017 £m
	Half year			Half year			Half year
	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps			bps
Spread income	454	80,938	112	583	89,314	131	543	85,504	127
Fee income	1,320	172,662	153	1,279	164,152	156	1,175	153,255	153
With-profits	187	145,813	26	172	132,701	26	170	131,600	26
Insurance margin	1,213			1,152			1,072
Margin on revenues	1,083			1,138			1,069
Expenses:
Acquisition costs*	(1,133)	3,322	(34)%	(1,241)	3,624	(34)%	(1,154)	3,411	(34)%
Administration expenses	(1,177)	257,782	(91)	(1,115)	259,451	(86)	(1,040)	244,721	(85)
DAC adjustments	154			186			173
Expected return on shareholder assets	103			103			100
	2,204			2,257			2,108
Share of related tax charges from joint ventures and associate15	(18)			(16)			(16)
Longevity reinsurance and other management actions to improve solvency	63			188			188
Insurance recoveries of costs associated with review of past annuity sales	166			-			-
Operating profit based on longer-term investment returns	2,415			2,429			2,280
*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

We continue to maintain our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, in the first half of 2018, insurance margin has increased by 13 per cent (up 5 per cent on an actual exchange rate basis) and fee income by 12 per cent (up 3 per cent on an actual exchange rate basis), while spread income declined by 16 per cent (down 22 per cent on an actual exchange rate basis). Administration expenses increased to £1,177 million (2017: £1,040 million) as the business continues to expand, including an increase in US asset-based commissions on higher separate account balances which are treated as an administrative expense in this analysis.

Asset management profit drivers
Movements in asset management operating profit are influenced primarily by changes in the scale of these businesses, as measured by funds managed both on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management16,17

	2018 £m				2017 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January	Net flows	Market and other movements	At 30 June	At 1 January	Net flows	Market and other movements	At 30 June
UK and Europe	163,855	3,548	(1,913)	165,490	136,763	7,179	5,176	149,118
Asia18	46,568	(863)	(3,335)	42,370	38,042	2,273	4,281	44,596
Total asset management	210,423	2,685	(5,248)	207,860	174,805	9,452	9,457	193,714

Total asset management (including MMF)	219,740	3,350	(5,163)	217,927	182,519	9,951	9,571	202,041

Average assets under management in both our Asia and UK and Europe asset management businesses were higher compared with the prior period, and reflect positive net flows in the period in the UK and Europe, and favourable market performance over the second half of 2017. IFRS operating profit from M&G Prudential asset management increased by 10 per cent to £272 million and by 13 per cent at Eastspring (up 7 per cent on an actual exchange rate basis) to £89 million.

M&G Prudential’s external assets under management have continued to benefit from net inflows during the period backed by strong investment performance. External net flows totalled £3.5 billion (2017: net flows of £7.2 billion), led by contributions from European investors in the Optimal Income Fund and our multi-asset fund range, and from institutional clients investing in illiquid credit and equity infrastructure strategies. The contribution from positive net flows was partly offset by negative market movements, resulting in overall external assets under management at 30 June 2018 of £165.5 billion, up 1 per cent compared with the start of the year. M&G Prudential’s total assets under management at 30 June 2018 were £341.9 billion (31 December 2017: £350.7 billion) with external growth offset by lower internally managed assets following the £12 billion4 annuity portfolio reinsurance to Rothesay Life. IFRS operating profit increased 10 per cent to £272 million, consistent with the year-on-year increase in average assets under management and reflecting a stable cost-income ratio of 54 per cent. M&G’s full year cost-income ratio is typically higher than for the first half, as its cost base is weighted towards the second half of the year (half year 2017: 53 per cent, full year 2017: 58 per cent).

Eastspring reported net outflows18 of £0.9 billion as modest retail inflows were more than offset by higher redemptions in institutional fixed income products. Eastspring’s total assets under management were stable at £138.2 billion (31 December 2017: £138.9 billion), reflecting total net flows (including those from money market funds and from assets managed for internal life operations) of £3.0 billion, offset by market and other movements. Eastspring’s cost-income ratio improved to 54 per cent (2017: 55 per cent).

Other income and expenditure and restructuring costs9
Overall net central expenditure reduced to £391 million (2017: £407 million) as higher restructuring costs relating to the UK merger and transformation programme were balanced by a reduction in the interest payable on core borrowings.

IFRS non-operating items9
IFRS non-operating items consist of negative short-term fluctuations of £113 million (2017: £523 million), losses on the disposal of businesses and other corporate transactions of £570 million and the amortisation of acquisition accounting adjustments of £22 million (2017: £29 million) arising principally from the REALIC business acquired in 2012. Losses on the disposal of businesses and other corporate transactions include a pre-tax loss of £513 million arising from the reinsurance of a portfolio of UK and Europe annuity contracts with Rothesay Life. Further information on other transactions is given in note D1 of the IFRS financial statements. Short-term investment fluctuations are discussed further below.

IFRS Short-term investment fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2018 the total short-term fluctuations in investment returns relating to the life operations were negative £113 million, comprising negative £326 million for Asia, positive £244 million in the US, negative £122 million in the UK and Europe and positive £91 million in other operations32.

Rising interest rates in many territories in Asia led to unrealised bond losses in the period, and widening credit spreads and a rise in interest rates in the UK led to losses on fixed income assets supporting the capital of the shareholder-backed annuity business. In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. The 46 basis points rise in the 10 year US Treasury yield has resulted in a positive impact from the revaluation of the IFRS guarantee liabilities in the current period.

IFRS effective tax rates
In the first half of 2018, the effective tax rate on IFRS operating profit based on longer-term investment returns was 18 per cent (2017: 24 per cent). The lower rate is due mainly to the reduction in the US corporate income tax rate from 35 per cent to 21 per cent which took effect from 1 January 2018.

The effective tax rate on the total IFRS profit was 20 per cent in the first half of 2018 (2017: 17 per cent). This reflects a higher effective tax rate in Asia as a result of non-operating investment losses in the first half of 2018 which do not attract tax relief, and also a higher effective tax rate in the US as a result of generating non-operating taxable profits in the first half of 2018, compared to the non-operating taxable losses generated in the first half of 2017.

The main driver of the Group’s effective tax rate overall is the mix of profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore) and jurisdictions with rates in between (such as the UK and the US).

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £1,560 million remitted to tax authorities in the first half of 2018. This was lower than the equivalent amount of £1,595 million (on an actual exchange rate basis) in the first half of 2017. This reduction reflects a decrease in corporation tax payments, down from £535 million (on an actual exchange rate basis) to £305 million, partly offset by increases in payroll taxes, property taxes and taxes collected from customers. The reduction in US corporation tax payments reflects the full impact of changes in the US basis for taxing derivatives introduced in 2015 which transitioned into effect across the 2016 to 2018 tax returns.

Publication of tax strategy
In May 2018 the Group published its updated tax strategy, which in addition to complying with mandatory requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint.

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual Exchange Rate						Constant Exchange Rate
	2018 £m		2017 £m		Change %		2017 £m		Change %
	Half year		Half year				Half year
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Asia	1,736	1,122	1,943	1,092	(11)	3	1,811	1,009	(4)	11
US	816	466	960	436	(15)	7	879	399	(7)	17
UK and Europe	770	179	721	161	7	11	721	161	7	11
Total Group	3,322	1,767	3,624	1,689	(8)	5	3,411	1,569	(3)	13

Life insurance new business profit increased 13 per cent (5 per cent on an actual exchange rate basis) to £1,767 million reflecting improved economic returns across our businesses. Life insurance new business APE sales decreased by 3 per cent (8 per cent on an actual exchange rate basis) to £3,322 million.

In Asia, new business profit was 11 per cent higher at £1,122 million, benefiting from product mix, pricing actions and positive momentum in prioritising regular premium health and protection business. Our strength in executing this strategy was reflected in a 19 per cent increase in health and protection new business profit. Both agency and bank channels delivered double digit growth in new business profit.

In Hong Kong, new business profit increased by 14 per cent, on lower sales volumes, which is a clear indication of the success of our strategic emphasis on health and protection business alongside a more positive interest rate environment.

Outside Hong Kong our sales performance remains broad-based with seven countries delivering double digit new business profit growth. Of particular note were Singapore, where new business profit increased 20 per cent on higher volumes and positive mix effects, and China, where a 15 per cent growth in new business profit was achieved, driven by a higher weighting of regular premium business and product actions. Growth in new business profit in Thailand (up 43 per cent), Vietnam (up 17 per cent), Philippines (up 12 per cent) and Malaysia (up 8 per cent) also reflects our value focus. In Indonesia our agency dominated distribution continues to experience challenging conditions, combined with the adverse impact of higher yields, contributing to a decline of 24 per cent in new business profit.

In the US, new business profit increased by 17 per cent to £466 million reflecting the combined effects of higher US interest rates and the benefit of US tax reform. Jackson’s variable annuity APE sales declined 3 per cent compared with the prior period which had benefited from competitor ‘buy-out’ activity, and increased moderately excluding this effect. This, alongside lower institutional sales, led to an overall reduction in APE sales of 7 per cent.

In our UK and Europe life business new business profit increased by 11 per cent, driven by higher sales and improved economics. Overall APE sales increased 7 per cent, with PruFund sales 7 per cent higher, led by further growth in individual pensions (up 13 per cent) and income drawdown business (up 16 per cent), partly offset by lower bond sales. This resulted in PruFund net flows of £4.4 billion, leading to an increase in PruFund assets under management in the period of 12 per cent to £40.3 billion (31 December 2017: £35.9 billion).

Free surplus generation2,6

	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Asia	850	836	2	782	9
US	773	797	(3)	729	6
UK and Europe	824	784	5	784	5
Underlying free surplus generated from in-force life business and asset management before restructuring costs	2,447	2,417	1	2,295	7
Restructuring costs	(44)	(6)	(633)	(6)	(633)
Underlying free surplus generated from in-force life business and asset management	2,403	2,411	-	2,289	5
Investment in new business	(540)	(571)	5	(532)	(2)
Underlying free surplus generated	1,863	1,840	1	1,757	6
Market related movements, timing differences and other movements	(1,001)	(321)
Profit attaching to corporate transactions	111	76
Net cash remitted by business units	(1,111)	(1,230)
Total movement in free surplus	(138)	365
Free surplus at 30 June	7,440	6,931

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based on the capital regimes which apply locally in the various jurisdictions in which our life businesses operate. For life insurance operations it represents amounts maturing from the in-force business during the period, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS operating profit for the period.

We drive free surplus generation by targeting markets and products that have low-strain, high-return and fast payback profiles and by aiming to deliver both good service and value to improve customer retention. Our ability to generate both high quality growth and cash is a distinctive feature of Prudential.

In the first half of 2018 underlying free surplus generation from our in-force life insurance and asset management business increased by 5 per cent to £2,403 million (level on an actual exchange rate basis). This reflects our growing scale and the capital-generative nature of our business model. In Asia, growth in the in-force life portfolio, combined with post-tax asset management profits from Eastspring, contributed to underlying in-force free surplus generation of £850 million, up 9 per cent. In the US, underlying in-force free surplus generation increased by 6 per cent reflecting growth in the in-force portfolio. In the UK and Europe, underlying in-force free surplus generation was 5 per cent higher at £824 million benefiting from higher M&G Prudential asset management profits and a £138 million post-tax insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after 1 July 2008 for which a provision had previously been established.

Although new business profit increased by 13 per cent, the amount of free surplus that was invested in writing new business in the period increased by only 2 per cent to £540 million (2017: £532 million), partly reflecting a favourable shift in business mix.

Underlying free surplus generated, after investment in new business but before restructuring costs, increased by 8 per cent to £1,907 million, led by Asia up 14 per cent and the US 18 per cent higher. Total Group underlying free surplus generation after restructuring costs increased 6 per cent to £1,863 million.

Market movements (together with timing differences and other reserve movements) in the period have led to a reduction in free surplus of £1,001 million. This reflects in part bond losses from rising interest rates in many markets in Asia, losses on derivatives held to manage certain guarantees attaching to variable annuity products in the US and other timing differences. It also includes a negative £160 million impact from the increase in capital requirements in the US following changes announced by the NAIC in June as a result of the comprehensive US tax reform package enacted in December 2017.

After financing reinvestment in new business and funding cash remittances from the business units to Group, the closing value of free surplus in our life and asset management operations was £7.4 billion at 30 June 2018.

Business unit remittances6,19

	Actual Exchange Rate
	2018 £m	2017 £m
	Half year	Half year
Net cash remitted by business units:
Asia	391	350
US	342	475
UK and Europe	341	390
Other UK (including Prudential Capital)	37	15
Net cash remitted by business units	1,111	1,230
Holding company cash at 30 June	2,210	2,657

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted to the corporate centre in the first half of 2018 amounted to £1,111 million (2017: £1,230 million). Asia’s net remittance increased to £391 million (2017: £350 million), driven by on-going business growth. Jackson’s remittance was £342 million (2017: £475 million), and the UK and Europe remittance was £341 million (2017: £390 million).

Net cash remitted by the business units was used to meet central costs of £219 million (2017: £226 million) and pay the 2017 second interim ordinary dividend. Reflecting these and other movements in the period, total holding company cash at 30 June 2018 was £2,210 million compared with £2,264 million at the end of 2017.

Post-tax profit - EEV6
	Actual Exchange Rate			Constant Exchange Rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit based on longer-term investment returns
Asia
Long-term business	1,753	1,641	7	1,519	15
Asset management	77	73	5	68	13
Total	1,830	1,714	7	1,587	15

US
Long-term business	1,005	888	13	812	24
Asset management	(2)	(4)	50	(4)	50
Total	1,003	884	13	808	24

UK and Europe
Long-term business	771	465	66	465	66
General insurance commission	15	14	7	14	7
Total insurance operations	786	479	64	479	64
Asset management	221	201	10	201	10
Total	1,007	680	48	680	48

Other income and expenditure20	(340)	(381)	11	(375)	9
Post tax operating profit based on longer-term investment returns before restructuring costs	3,500	2,897	21	2,700	30
Restructuring costs20	(57)	(27)	(111)	(27)	(111)
Post-tax operating profit based on longer-term investment returns	3,443	2,870	20	2,673	29
Non-operating items:
Short-term fluctuations in investment returns	(1,234)	739	n/a	707	n/a
Effect of changes in economic assumptions	592	(50)	n/a	(38)	n/a
Mark to market value on core structural borrowings	579	(262)	n/a	(262)	n/a
Loss attaching to corporate transactions	(412)	-	n/a	-	n/a
Post-tax profit for the period	2,968	3,297	(10)	3,080	(4)

EEV Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on post-tax operating profit	133.8	111.9	20	104.2	28
Basic earnings per share based on post-tax total profit	115.3	128.5	(10)	120.1	(4)

EEV operating profit
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 29 per cent higher (20 per cent on an actual exchange rate basis) at £3,443 million in the first half of 2018, equating to an overall annualised return on opening embedded value of 15 per cent. EEV operating profit includes £3,529 million (2017: £2,796 million) from the Group’s life businesses, which is discussed further below, and the post-tax IFRS basis profit of the Group’s asset management business of £296 million (2017: £265 million) and other net expenditure of £382 million (2017: £388 million).

EEV operating profit includes new business profit from the Group’s life businesses, which increased by 13 per cent (5 per cent on an actual exchange rate basis) to £1,767 million and life in-force profit of £1,762 million, which was 44 per cent higher. In-force profit growth was driven by underlying growth in the in-force book, higher interest rates, the benefit of US tax reform and in the UK increased portfolio optimisation benefits and insurance recoveries related to our UK life business.

In Asia, EEV life operating profit was up 15 per cent to £1,753 million, reflecting growth in new business profit of 11 per cent to £1,122 million. In-force profit was 24 per cent higher at £631 million driven by growth in the in-force book with overall ongoing positive experience variances.

In the US, EEV life operating profit was up 24 per cent to £1,005 million, reflecting a 17 per cent increase in new business profit to £466 million and an increase in the contribution from in-force profit of 31 per cent to £539 million. The increase in in-force profit reflects the favourable impacts of a higher opening in-force balance, higher interest rates and the benefit of US tax reform.

In the UK and Europe, EEV life operating profit increased by 66 per cent to £771 million (2017: £465 million). The increase reflects an 11 per cent increase in new business profit to £179 million and an increase in in-force profit to £592 million (2017: £304 million). The in-force profit includes the post-tax benefit of a £138 million insurance recovery related to the costs and potential redress of reviewing internally vesting annuities sold without advice after 1 July 2008, alongside higher levels of portfolio optimisation which are expected to moderate in the second half of 2018.

EEV non-operating items
Negative short-term fluctuations of £1,234 million reflects bond losses in Asia following rising interest rates in a number of countries, together with lower than expected returns on equities and other investments held by the Group’s with-profits and unit-linked business in Hong Kong, Singapore and the UK and separate account business in the US. It also includes the impact of market movements in the period on interest and equity derivatives held by the US business to manage market exposures arising from the guarantees provided on its annuity products.

Offsetting short-term fluctuations is a £592 million benefit from economic assumption changes, principally reflecting the benefit of higher interest rates on the future expected profits from the US variable annuity business and with-profits businesses in Hong Kong offset by the negative impact of a higher discount rate for a number of other products.

The loss attaching to corporate transactions of £412 million primarily relates to the reinsurance of the shareholder annuity portfolio to Rothesay Life. A more detailed explanation of this and the other corporate transactions occurring in the period are set out in note 15 of the EEV financial statements.

Capital position, financing and liquidity
Capital position

Analysis of movement in Group shareholder Solvency II surplus21
	2018 £bn	2017 £bn
	Half year	Half year	Full year
Solvency II surplus at 1 January	13.3	12.5	12.5
Operating experience	1.8	1.7	3.6
Non-operating experience (including market movements)	-	-	(0.6)
UK annuities reinsurance transaction	0.1	-	-
Other capital movements:
Subordinated debt redemption	-	-	(0.2)
Foreign currency translation impacts	0.1	(0.5)	(0.7)
Dividends paid	(0.8)	(0.8)	(1.2)
Model changes	(0.1)	-	(0.1)
Estimated Solvency II surplus at end of period	14.4	12.9	13.3

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in the Group’s shareholder Solvency II capital surplus being estimated at £14.4 billion7,8 at 30 June 2018 (equivalent to a solvency ratio of 209 per cent) compared with £13.3 billion (202 per cent) at 31 December 2017.

Prudential’s designation as a G-SII was reaffirmed on 21 November 2016. Although the Financial Stability Board did not publish a new list of G-SIIs in 2017, the policy measures set out in the Financial Stability Board’s 2016 communication on G-SIIs continue to apply to the Group. As a result of this designation, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

Local statutory capital
All our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2018, The Prudential Assurance Company Limited and its subsidiaries22 had an estimated Solvency II shareholder surplus of £7.5 billion23 (equivalent to a solvency ratio of 203 per cent) and a with-profits surplus24 of £5.5 billion (equivalent to a solvency ratio of 244 per cent). In June 2018, the National Association of Insurance Commissioners (NAIC) in the US formally approved changes to risk based capital factors that reflect the December 2017 US tax reform. Including the impact of these changes, capital generation in the first six months of 2018, and payment of a $450 million remittance to Group, Jackson’s risk based capital ratio as estimated at 30 June 2018, remained above its 2017 year-end position of 409 per cent.

Debt Portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 96 per cent of our US portfolio are investment grade25. During the first half of 2018 there were no default losses in the US or the UK portfolio and reported impairments were minimal in the US portfolio.

Financing and liquidity
Shareholders’ net core structural borrowings

	30 June 2018 £m			30 June 2017 £m			31 December 2017 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Total borrowings of shareholder-financed operations	6,367	151	6,518	6,614	673	7,287	6,280	743	7,023
Less: Holding company cash and short-term investments	(2,210)	-	(2,210)	(2,657)	-	(2,657)	(2,264)	-	(2,264)
Net core structural borrowings of shareholder-financed operations	4,157	151	4,308	3,957	673	4,630	4,016	743	4,759
Gearing ratio*	21%			20%			20%

*
Net core structural borrowings as a proportion of IFRS shareholders’ funds plus net debt, as set out in note II(d) of the Additional IFRS financial information.

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.2 billion at 30 June 2018 (31 December 2017: £2.3 billion).

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place a global commercial paper programme. As at 30 June 2018, we had issued commercial paper under this programme totalling US$1,189 million.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2022 and 2023. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2018. The medium-term note programme, the US shelf registration programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Shareholders' Funds

	IFRS			EEV
	2018 £m	2017 £m		2018 £m	2017 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period 26	1,355	1,505	2,389	2,967	3,297	8,750
Exchange movements, net of related tax	69	(224)	(409)	523	(1,045)	(2,045)
Cumulative exchange gain of Korea life business recycled to profit and loss account	-	(61)	(61)	-	-	-
Unrealised gains and losses on Jackson fixed income securities classified as available for sale27	(908)	300	486	-	-	-
Dividends	(840)	(786)	(1,159)	(840)	(786)	(1,159)
Mark to market value movements on Jackson assets backing surplus and required capital	-	-	-	(32)	31	40
Other	119	49	175	127	55	144
Net (decrease) increase in shareholders’ funds	(205)	783	1,421	2,745	1,552	5,730
Shareholders’ funds at beginning of the period	16,087	14,666	14,666	44,698	38,968	38,968
Shareholders’ funds at end of the period	15,882	15,449	16,087	47,443	40,520	44,698
Shareholders' value per share 28	613p	597p	622p	1,830p	1,567p	1,728p
Return on Shareholders' funds29	25%	24%	25%	15%	15%	17%

Group IFRS shareholders’ funds at 30 June 2018 decreased by 1 per cent13 to £15.9 billion (31 December 2017: £16.1 billion on an actual exchange rate basis). In the first six months of 2018 the Group generated profits after tax of £1.4 billion (2017: £1.5 billion), which were more than offset by dividend payments and unrealised losses on fixed income securities held by Jackson accounted for through other comprehensive income. In the first half of the period, UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 48 per cent of the Group IFRS net assets (71 per cent of the Group’s EEV net assets) denominated in non-sterling currencies, this generated a small positive exchange rate movement on net assets in the period.

The Group’s EEV basis shareholders’ funds increased by 6 per cent13 to £47.4 billion (31 December 2017: £44.7 billion on an actual exchange rate basis). On a per share basis the Group’s embedded value at 30 June 2018 equated to 1,830 pence, up from 1,728 pence at 31 December 2017.

Corporate transactions

Intention to demerge the Group’s UK businesses from Prudential plc and sale of £12.0 billion4 UK annuity portfolio
The Group is making progress on its previously announced intention to demerge its UK and Europe businesses from Prudential plc, resulting in two separately-listed companies, and the preparatory transfer of the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential’s UK regulated insurance entity) to Prudential Corporation Asia Limited.

In March 2018, M&G Prudential announced the sale of £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured these liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The reinsurance agreement became effective on 14 March 2018 and resulted in an IFRS pre-tax loss of £513 million.

These transactions above reduced the Group’s EEV by £364 million which primarily reflects the loss of profits on the portion of annuity liabilities sold.

The impact on Group Solvency II capital position of the reinsurance transaction at 30 June 2018 is an increase in surplus of £0.1 billion. Further information on the solvency position of the Group and The Prudential Assurance Company Limited is set out in note II(f) of the Additional IFRS financial information.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&G Prudential. This will include the ultimate holding company of M&G Prudential, when established, taking on new subordinated debt and Prudential plc redeeming some of its existing debt. A proportion of the proceeds of the debt that will ultimately be held by M&G Prudential will be used by Prudential plc to enable repayment of a portion of Prudential plc’s existing debt. It is currently expected that the debt re-balancing will result in M&G Prudential’s parent company holding up to half of the aggregate of the Group’s current outstanding core structural borrowings (£6,367 million at 30 June 2018) and borrowings from short-term securities programmes33, which together total £7,576 million at 30 June 2018.

Entrance into Thailand mutual fund market
In July 2018 Eastspring reached an agreement to initially acquire 65 per cent of TMB Asset Management Co., Ltd. (‘TMBAM’), a leading asset management company in Thailand, from TMB Bank Public Company Limited (‘TMB’). Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers.

The acquisition of TMBAM, the fifth-largest asset manager30 in Thailand, with £10 billion31 of assets under management which has grown by a market leading 26 per cent compound annual growth rate over the last three years, reinforces Prudential’s commitment to the Thai market. The completion of the transaction is subject to local regulatory approval.

Dividend
As in previous years, the first interim dividend for 2018 has been calculated formulaically as one third of the prior year’s full year ordinary dividend. The Board has approved a first interim dividend for 2018 of 15.67 pence per share, which equates to an increase of 8 per cent over the 2017 first interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group’s financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Notes
1
Increase stated on a constant exchange rate basis
2
For insurance operations underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses it equates to post-tax IFRS operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
3
US Fee income represents asset management fees that vary with the size of the underlying policyholder funds, primarily separate account balances arising from variable annuity business, net of investment management expenses. See note I(a) of Additional IFRS financial information for basis of preparation.
4
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.
5
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
6
The 2017 comparative results have been re-presented from those published previously, following reassessment of the Group’s operating segments as described in note B1.3 of the IFRS financial statements.
7
Before allowing for first interim dividend.
8
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
9
Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure and other non-operating items.
10
Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associate in Asia.
11
Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
12
Includes unallocated surplus of with-profits business.
13
Comparison to 31 December 2017 on an actual exchange rate basis.
14
For basis of preparation see note I(a) of Additional IFRS financial information.
15
Under IFRS, the Group’s share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit drivers to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia operations. Half year 2017 comparatives have been re-presented accordingly.
16
Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
17
For our asset management business, the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional IFRS financial information.
18
Net inflows exclude Asia Money Market Fund (MMF) inflows of £665 million (2017: net inflows £449 million on an actual exchange rate basis). External funds under management exclude Asia MMF balances of £10,067 million (2017: £8,327 million on an actual exchange rate basis).
19
Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note II(a) of the Additional IFRS financial information.
20
Refer to the EEV basis supplementary information – Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement for the break-down of other income and expenditure and other non-operating items.
21
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(f) of Additional IFRS financial information.
22
The insurance subsidiaries of The Prudential Assurance Company Limited are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.
23
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management’s estimate of calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
24
The with-profits Solvency II surplus represents the Own Funds and the Solvency Capital Requirement of UK ring-fenced funds. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.
25
Based on hierarchy of Standard and Poor’s Moody’s and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.
26
Excluding profit for the year attributable to non-controlling interests.
27
Net of related charges to deferred acquisition costs and tax.
28
Closing IFRS shareholders’ funds divided by issued shares, as set out in note II(e) of the Additional IFRS financial information. Closing EEV shareholders’ funds divided by issued shares, as set out in note F of the Additional EEV financial information.
29
Annualised operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds, as set out in note II(c) of the Additional IFRS financial information and note E of the Additional EEV financial information. Half year profits are annualised by multiplying by two.
30
Source: TMB Investor factsheet (as of March 2018).
31
Assets under management as at 31 March 2018.
32
Other operations include Group Head Office and Asia Regional Head Office costs, Prudential Capital and Africa.
33
Comprising £1,209 million of commercial paper and Medium Term Notes.

Group Chief Risk Officer’s report of the risks facing our business and how these are managed

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.
 Introduction

Group structure
In August 2017 the Group announced its intention to combine M&G and our UK life business to form M&G Prudential, allowing the scale and capabilities in these businesses to be leveraged more effectively. In March 2018, the intention to demerge the combined business unit from the rest of the Group was announced, with the aim of focusing on meeting customers’ rapidly evolving needs and to deliver long-term value to investors as two separate businesses.

The merger activity ongoing at M&G Prudential and its planned separation from the rest of the Group requires significant and complex changes. The Group Risk function is embedded within key work streams and a clear view exists of the objectives, risks and dependencies involved in order to execute this change agenda. A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has a defined role in providing oversight, support and risk management, as well as providing objective challenge to ensure the Group remains within risk appetite. Looking further ahead, a key objective is that post demerger there are two strong, standalone risk functions in M&G Prudential and Prudential plc. The Group will continue to increase its risk management focus on Prudential Africa as the business there grows in materiality.

Societal developments
Focus in western economies is increasingly shifting from the goods and services businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. In undertaking its business, the Group actively considers the environmental, social and governance (ESG) impact of our activities. The risks and opportunities arising from these are broad and may initially seem unconnected. These connections are being made by Prudential as we manage and maintain the sustainability of the business for all our stakeholders, and risk management focus is increasing on the associated transition, reputational and liability risks. Stakeholder and regulatory expectations of the Group’s ESG activities also are increasing. Recent regulatory developments such as the EU General Data Protection Regulation (GDPR) have underlined that personal data must be held securely and also that its use is transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and the recent regulatory changes in data protection in the US and Europe have been incorporated into the principles against which the business requirements are defined.

The world economy
The global economy has seen steady and broad growth through the second half of 2017 and first half of 2018, supported by accommodative monetary conditions around the world and improving economic data. Looking to the end of the first half of the year, some signs are appearing of a divergence between the US economy, which has remained relatively buoyant, and other economies around the world, which have started to show signs of slowdown. In the UK, the outcome of negotiations on the final terms of the UK’s relationship with the EU is currently unknown. In the US, the Federal Reserve continues its process to normalise interest rates and monetary policy. However, the economic outlook for the world remains uncertain. There has been a long period of economic expansion (relative to recent historical levels) and there are certain risks to this trend which we are mindful of. These include the impact of tightening financial conditions and the anticipated withdrawal of central bank liquidity which may affect emerging economies and companies with high levels of debt in particular, which consequently may then have wider impacts. Political tensions in Europe, geopolitical developments and global trade tensions also pose risks to global growth.

Financial markets
Asset valuations are currently quite high, particularly in the US, supported by some of the highest rates of earnings growth seen in recent years. Equity market volatility has remained low compared with historical levels, despite a spike in early February 2018. Interest rates have broadly increased since the middle of 2016, as central banks across the world gradually normalise monetary policy and move away from quantitative easing, although long-term interest rates have been less responsive which is leading to flattening yield curves. Credit spreads also remain narrow compared with historical levels, although some moderate widening has been seen since the beginning of the year. Financial markets remain particularly vulnerable to an abrupt change in sentiment or broad changes in trend, in particular if some of the risks to the global economy noted above were to materialise.

Political landscape
Events in recent years indicate that the world is in a period of global geopolitical transition and increasing uncertainty. Popular discontent appears to be one of the driving factors of political change, and the liberal norms and the role of multilateral rules-based institutions that underpin global order, such as the UN, NATO and WTO, appear to be evolving. Across the Group’s key geographies, we are increasingly seeing national protectionism in trade and economic policies. As a global organisation, we develop plans to mitigate business risks arising from this shift and engage with national bodies where we can in order to ensure our policyholders are not adversely impacted. It is clear, however, that the full long-term impacts of these changes remain to be seen.

Regulations
Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with an increasing focus on systemic risks and macro-prudential policy. As well as managing the resulting changes and ensuring compliance that regulations require of us, changes in administration, particularly in the US, have resulted in uncertainty on the implementation of some regulatory policy initiatives that we are planning for, such as those purporting to introduce fiduciary obligations on distributors of investment products. Such developments will continue to be monitored at a national and global level and form part of Prudential’s engagement with government policy teams and regulators.

2.
Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2017	Q4 2017	Q1 2018	Q2 2018
In August 2017 the Group’s intention to combine M&G and its UK life business to form M&G Prudential is announced, allowing better leveraging of our scale and capabilities.

The UK Conservative Party begins Q3 with a confidence-and-supply arrangement with the Democratic Unionist Party, after a snap general election called by Prime Minister May in June 2017.

Companies and organisations reassess the traditional conceptions of the nature of potential cyber threats, after the systemic WannaCry and NotPetya ransomware attacks which occurred during Q2 2017.

The US Federal Reserve raises interest rates and announces a programme to normalise monetary policy.

Tensions in the South China Sea are elevated. US ‘freedom of operation’ exercises result in a temporary increase in proximity of American military to disputed islands in the South China Sea.

In December 2017 the UK and EU agree to move negotiations onto the future trading arrangements after the UK’s exit from the bloc. This remains unclear, although an agreement on transitional arrangements was subsequently agreed in March 2018.

The US Tax and Jobs Act, is signed into law by the US administration in December 2017 and it comes into force on 1 January 2018.

In November 2017, the Bank of England raises base interest rates for the first time since 2007.

In October 2017 Catalonia’s independence referendum causes market turmoil in Spanish equities. Madrid takes measures to strengthen power in the region.

In March 2018 the intention to demerge M&G Prudential from the rest of the Group is announced. £12 billion of annuity liabilities in our UK and Europe business are reinsured to Rothesay Life Plc, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019.

US equity markets decline rapidly, triggering a global sell-off, with the Dow Jones Industrial Average falling by circa 3,000 points in just two weeks.

President Xi Jinping enters a second term in office in China after election by the National People’s Congress in March 2018.

A coalition government is formed in Italy between the centre right League and anti-establishment Five Star Movement, after general elections in March 2018.

The US administration proposes initial trade tariff measures (with additional proposals announced over H1 2018), raising trade tensions with its key G7 partners and China.

Eastspring becomes the third Prudential signatory, after M&G and PPMSA, to the UN Principles for Responsible Investment in February 2018.

The General Data Protection Regulation (GDPR) goes live in the EU on 25 May 2018, increasing the rights of individuals over the use of their personal information by companies.

US President Trump and North Korean Chairman Kim Jong Un meet in Singapore on 12 June 2018 for a historic summit, where denuclearisation of the Korean peninsula is discussed.

The US Department of Labor’s (DoL’s) fiduciary rule is effectively ended after a decision in the US courts in March 2018. The deadline for the DoL to appeal lapses in June. Other proposals, such as the US Securities and Exchanges Commission’s best interest standard, remain in progress.

The opposition Pakatan Harapan coalition win power in Malaysia following general elections held in May 2018.

The 22nd round of talks on the Regional Comprehensive Economic Partnership (RCEP) are held in Singapore between 28 April and 8 May 2018, the goal being to create the world’s largest economic bloc.

The Indonesia President approves regulations on grandfathering foreign ownership of insurance companies.

3.
Managing the risks in implementing our strategy

This section provides an overview of the Group’s strategy, the significant risks arising from the delivery of this strategy and the risk management focus for the following 12 months. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks in the delivery of the strategy	Risk management focus for the next 12 months
Asia ‘Significant protection gap and investment needs of the middle class.’ Leading pan-regional franchise.	● Persistency risk	● Implementation of business initiatives to manage persistency risk including review of distribution channels and incentive structures. Ongoing experience monitoring.
	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk including product repricing where required. Ongoing experience monitoring.
	● Regulatory risk, including foreign ownership	● Proactive engagement with national governments and regulators.
US ‘Transition of “baby-boomers” into retirement.’ Premier retirement income player.	● Financial risks	● Maintaining, and enhancing where necessary, appropriate risk limits, hedging strategies and Group oversight that are in place.
	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.
UK and Europe ‘”Savings gap” and ageing population in need of returns/income.’ Well-recognised brands with a strong track record of a long-term conviction-led investment approach.	● M&G Prudential merger and transformation risk	● Managing the merger and transformation risks to the delivery of strategic, financial and operational objectives.
	● Longevity risk	● Continued oversight and experience analysis.
● Customer risk
● Ongoing monitoring of embedded customer outcome indicators.
● Managing the customer risk implications from: merger and transformation activity; new product propositions and new regulatory requirements.

Group-wide We have announced our intention to demerge our UK and Europe business, M&G Prudential, resulting in two separately listed companies with distinct investment prospects	● Transformation risks around key change programmes
● Managing the inter-connected execution risks from this transformation activity under the Group’s transformation risk framework, as well as providing other risk management support and review.
● Ensuring both M&G Prudential and Prudential plc will have in place two strong standalone risk functions after demerger.

	● Information security and data privacy risks	● Continuing the implementation of the Group’s information security risk management strategy and defence plan. ● Ensuring full GDPR compliance across the Group.
	● Group-wide regulatory risks	● Engagement with regulators and industry groups on macro-prudential regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
● Environmental, social and governance (ESG) risks
● Continue to develop Group-wide understanding of material ESG factors, and ensuring ongoing compliance with Group-wide ESG-relevant standards and policies.
● Engagement with key stakeholders and industry in development of ESG risk modelling and metrics.

4.
Risk governance

a.
System of governance
Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group’s business strategy. Prudential’s approach to risk management must be both well embedded and rigorous, and, as the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives, a proactive Board and senior management providing oversight of risks, mechanisms and methodologies to review, discuss and communicate risks, and risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How risk is defined
Prudential defines ‘risk’ as the uncertainty that is faced in implementing the Group’s strategies and objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

How risk is managed
Risk management is embedded across the Group through the Group Risk Framework, which details Prudential’s risk governance, risk management processes and risk appetite. The Framework has been developed to monitor and manage the risks to our business and is owned by the Board. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2018 the Group has continued to update its policies and processes around new product approvals, management of critical third party arrangements and oversight of model risks. Our transformation risk framework is being applied directly to manage programme delivery risks.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.
Group Risk Framework

i.
Risk governance and culture
Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of material subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential’s broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:
●
Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
●
Employees understand and care about their role in managing risk – they are aware of and discuss risk openly as part of the way they perform their role; and
●
Employees invite open discussion on the approach to the management of risk.

The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. The Group’s outsourcing and third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.
The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

Risk identification
Group-wide risk identification takes place throughout the year as the Group’s businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group’s key risks, which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

Our risk identification process also includes the Group’s Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of key risks are given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

Risk management and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives reasonably and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the achievement of business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

●
The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
●
The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●
The flows of management information required to support the measurement and management of the Group’s material risks and to meet the needs of external stakeholders.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

Risk monitoring and reporting
The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

iii.
Risk appetite, limits and triggers
The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers, thresholds and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group’s aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken. Appetite is also defined for the Group’s risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

Earnings volatility:
The objectives of the Group’s appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on IFRS operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

Liquidity:
The objective of the Group’s liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Capital requirements:
Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

5.
Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand, reputation and have conduct risk implications. These risks are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group’s disclosures covering risk factors can be found at the end of this document.

‘Macro’ – risks
Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions. Changes in global economic conditions can impact Prudential directly; for example, by leading to poor investment returns and fund performance, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential’s products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk. The geopolitical environment may have direct or indirect impacts on the Group, and has seen varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East, elevated tensions in east Asia and the evolving situation in the Korean peninsula underline that geopolitical risks have potentially global and wide-ranging impacts; for example, through increased regulatory and operational risks, and changes to the economic environment.

Digital disruption. The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Digital disruption is considered from both an external and internal view. The external view considers the rise of new technologies and how this may impact on the insurance industry and Prudential’s competitiveness within it, while the internal view considers the risks associated with the Group’s internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

Risks from our investments	Risks from our products	Risks from our business operations

Credit risk
Is the potential for reduced value of Prudential’s investments driven by the market’s perceptions for potential for defaults of investment counterparties. The Group’s asset portfolio also gives rise to invested credit risk. The assets backing the UK and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Market risk
Is the potential for reduced value of Prudential’s investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson’s fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies. The UK business’ market risk exposure arises from the valuation of the shareholder’s proportion of the with-profits fund’s future profits, which depends on equity, property and bond values.

M&G Prudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments).

The pricing of Prudential’s products requires it to make a number of assumptions, and deviations from these may impact its reported profitability. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health protection products in the region.

For M&G Prudential the most material insurance risk is longevity risk, driven by legacy annuity business.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

Operational risks
The complexity of the Group and its activities means it faces a challenging operating environment, resulting from the high volume of transactions it processes, its people, processes and IT systems, and the extensive regulations under which it operates. Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; engaging in third party relationships; and entering into new markets and geographies. Implementing the business strategy requires interconnected change initiatives across the Group, the pace of which introduces further complexity. Such risks, if they materialise, could result in financial loss and/or reputational damage.

Operational risk is considered to be material at the level of the Group.

Information security and data privacy risks are significant considerations for Prudential, and include the continually evolving risk of malicious attack on its systems, network disruption as well as risks relating to data security, integrity, privacy and misuse. The size of its IT infrastructure and network, stakeholder expectations and high profile cyber security and data misuse incidents across industries means that these risks continue to be under high focus, and together are considered to be material at the level of the Group.

Regulatory risk
Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macro-prudential regulation and the number of regulatory changes under way across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&G Prudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential’s businesses.

6.
Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential’s policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

6.1
Risks from our investments

a.
Market risk
The main drivers of market risk in the Group are:
●
Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
●
Interest rate risk, which is driven by the valuation of the Prudential’s assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
●
Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK with-profits fund which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson’s variable annuities business. Further detail is provided below.

The Group’s interest rate risk is driven in the UK business by the need to match the duration of its assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group’s market risks are managed and mitigated by the following:
●
Our market risk policy;
●
Risk appetite statements, limits and triggers;
●
Our asset and liability management programmes;
●
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
●
The monitoring and oversight of market risks through the regular reporting of management information; and
●
Regular deep dive assessments.

Investment risk
In the UK business, the main investment risk arises from the assets held in the with-profits funds through the shareholders’ proportion of the funds’ declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The with-profits funds’ Solvency II own funds, estimated at £9.4 billion as at 30 June 2018, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business’ investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. For spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that are offered to policyholders. For variable annuity business, these assets include both equities and bonds, and the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. The exposure to this is controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk
Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group’s ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as re-pricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group’s appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist. Appetite for risk is limited where such liquid assets, derivatives or other offsets in the business to cover interest rate exposures do not exist.

In the UK insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity, fixed index annuity and variable annuity book, mainly from the impact on the cost of guarantees to the shareholder in these products which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place helps to ensure comfort with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk
The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

The Group has no appetite for foreign exchange risk in cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group. This currency exposure is hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency borrowings, swaps and other derivatives are used to manage the exposure.

b.
Credit risk
Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
●
A credit risk policy and dealing and controls policy;
●
Risk appetite statements and limits that have been defined on issuers, and counterparties;
●
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
●
The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
●
Regular assessments; and
●
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Prudential’s UK business is exposed mainly to credit risk on fixed income assets in the shareholder-backed portfolio. At 30 June 2018, this portfolio contained fixed income assets worth £22.1 billion. M&G Prudential’s debt portfolio reduced by £12.1 billion following the transfer of fixed income assets to Rothesay Life as part of the reinsurance agreement announced in March 2018. Credit risk arising from a further £57.6 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in the Asia business, the value of which was £42.3 billion at 30 June 2018. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Jackson business £36.1 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s other operations was £2.3 billion as at 30 June 2018.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
Prudential also invests in bonds issued by national governments. This sovereign debt represented 20 per cent or £14.4 billion of the shareholder debt portfolio as at 30 June 2018 (31 December 2017: 19 per cent or £16.5 billion). 6 per cent of this was rated AAA and 88 per cent was considered investment grade (31 December 2017: 90 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2018 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Bank debt exposure and counterparty credit risk
Prudential’s exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2018 are given in Note C3.2(f) of the Group’s IFRS financial statements.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2018, shareholder exposures by rating and sector1 are shown below:
●
95 per cent of the shareholder portfolio is investment grade rated. In particular, 66 per cent of the portfolio is rated A- and above (or equivalent); and
●
The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.
Liquidity risk
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.6 billion of undrawn committed facilities that can be made use of, expiring in 2022 and 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the last decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
●
The Group’s liquidity risk policy;
●
Risk appetite statements, limits and triggers;
●
Regular assessment at Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
●
The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
●
Regular stress testing;
●
Our contingency plans and identified sources of liquidity;
●
The Group’s ability to access the money and debt capital markets;
●
Regular deep dive assessments; and
●
The Group’s access to external committed credit facilities.

6.2
Risks from our products

a.
Insurance risk
Insurance risk makes up a significant proportion of Prudential’s overall risk exposure. The profitability of its businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group’s insurance risk vary across its business units. At M&G Prudential, this is predominantly longevity risk. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, as well as medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group’s longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life, pursuant to a full Part VII transfer of these liabilities planned for 2019. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential’s morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within its policies, either limits per type of claim or in total across a policy.

The Group’s persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group’s financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential’s insurance risks are managed and mitigated using the following:
●
The Group’s insurance and underwriting risk policies;
●
The risk appetite statements, limits and triggers;
●
Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●
Using reinsurance to mitigate longevity and morbidity risks;
●
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
●
Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
●
Using product re-pricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
●
Regular deep dive assessments.

6.1
Risks from our business operations

a.
Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational Risks
Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities more broadly, any of which can expose us to operational risks.

Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

A large volume of complex transactions are processed by the Group across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. A number of important third-party relationships also exist which provide the distribution and processing of Prudential’s products, both as market counterparties and as outsourcing partners. M&G Prudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. These third party arrangements help Prudential to provide a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The performance of the Group’s core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing. The IT environment must also be secure and an increasing cyber risk threat needs to be addressed as the Group’s digital footprint increases – see separate information security risk section below. The risk that Prudential’s IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. See Global regulatory and political risk section below. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Environmental, social and governance (ESG) and climate change risks
The business environment Prudential operates in has become increasingly complex over the years. The political, environmental, societal, technological, legal and economic landscape is highly dynamic and uncertain. Changes and developments on the horizon may result in emerging risks to the business which are monitored under our Emerging Risk Framework.

The Group maintains active engagement with its shareholders, governments, policymakers and regulators in its key markets, as well as with international institutions. This introduces expectations for the Group to act and respond to ESG matters in a certain manner. The perception that key stakeholders have of Prudential and its businesses is crucial in forming and maintaining a robust brand and reputation. As such, the Group’s operational risk framework explicitly incorporates ESG as a component of its social and environmental responsibility, brand management and external communications within its framework. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. Examples of this include the US Department of Labor’s decision to change its guidance to pension fund fiduciaries to allow them to factor ESG issues into investment decisions; Hong Kong Stock Exchange listing rules requiring listed companies to provide a high-level discussion of ESG approaches and activities in external disclosures, and the Financial Stability Board’s (FSB’s) Task Force for Climate-related Financial Disclosures.

The increased regulatory focus on environmental issues not only reflects existing commitments, for example in the UK under the 2008 Climate Change Act, but also a heightened societal awareness of climate change as a pressing global concern. Regulatory and stakeholder interest in environmental matters is expected to increase as climate change moves higher up governmental agendas. This increase in focus creates a number of potential near-term risks. These include:
●
Investment risk in the form of physical risk to assets and ‘transition risk’, ie the risk that an abrupt, unexpected tightening of carbon emission policies lead to a disorderly re-pricing of carbon-intensive assets;
●
Liability risk, if the Group is unable to demonstrate sufficiently that it has acted to mitigate exposure to climate change related risk; and
●
Reputational risks, where the Group’s actions could affect external perceptions of our brand and corporate citizenship.

The Group has established a Group-wide Responsible Investment Advisory Committee with designated responsibility to oversee Prudential’s responsible investment activities as both asset owners and asset managers.

Physical impacts of climate change could also arise, driven by specific climate-related events such as natural disasters. These impacts are mitigated through the Group’s crisis management and disaster recovery plans.

Strategic and transformation risks
As with all risks, strategic risk requires a forward-looking approach to risk management. A key part of Prudential’s approach are the risk assessments performed as part of the Group’s annual strategic planning process, which supports the identification of potential future threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the Group’s businesses and its risk profile is also assessed to ensure that strategic initiatives are within the Group's overall risk appetite.

Implementation of the Group’s strategy and the need to comply with emerging regulation has resulted in a significant portfolio of transformation and change initiatives, which may further increase in the future. In particular the intention to demerge the UK and Europe business from the rest of the Group has resulted in a substantial change programme which needs to be managed at the same time that other material transformation programmes are being delivered. The scale and the complexity of the transformation programmes could impact business operations and customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group. The volume, scale and complexity of these programmes increase the likelihood and potential impact of risks associated with:
●
Dependencies between multiple projects;
●
The organisational ability to absorb change being exceeded;
●
Unrealised business objectives/benefits; and
●
Failures in project design and execution.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group’s operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:
●
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business’s most significant risk exposures on a prospective basis;
●
An internal incident capture process, which identifies, quantifies and monitors remediation conducted through application of action plans for risk events that have occurred across the business;
●
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk activity across the business; and
●
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provide an aggregated view of risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which sets out the key principles and minimum standards for the management of operational risk across the Group.

The Group operational risk policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, and operations processes.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:
●
A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
●
Internal and external review of cyber security capability;
●
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
●
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
●
Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
●
A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
●
Corporate insurance programmes to limit the financial impact of operational risks; and
●
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident capture and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

b.
Global regulatory and political risk

Regulatory and political risks may impact on Prudential’s business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential’s competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams and regulators.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, the work of the FSB on G-SIIs and the Insurance Capital Standard being developed by the International Association of Insurance Supervisors (IAIS). There are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the FSB and standard-setting institutions such as the IAIS. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

There has, in recent years, been regulatory focus in the UK on insurance products and market practices which may have adversely impacted customers, including the FCA’s Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity, new product propositions and new regulatory requirements may also have customer risk implications which are monitored.

The International Association of Insurance Supervisors (IAIS) has designated Prudential as a G-SII, which means that it has additional regulatory requirements to comply with, including being subject to enhanced group-wide supervision and having in place effective resolution planning, as well as a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. The IAIS has launched a public interim consultation on an activities-based approach to systemic risk. Following the feedback from this, a second consultation with proposals for policy measures is due to be launched in 2018. Any changes to the designation methodology are expected to be implemented in 2019.

An international Insurance Capital Standard (ICS) is also being developed by the IAIS as part of ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs). ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

As part of the G-SII regime, the IAIS is also considering the introduction of enhanced capital requirements in the form of a Higher Loss Absorbency (HLA) measure (planned to come into force in 2022). The HLA is intended to be based on the ICS, implementation of which will be conducted in two phases: a five-year monitoring phase followed by an implementation phase.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. This is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group’s IT, actuarial and finance systems.

In March 2018, the UK and EU agreed the terms of a transition agreement for the UK’s exit from the bloc, which will last from the termination of the UK’s membership of the EU (at 11.00pm GMT 29 March 2019) until 31 December 2020 (although a legally binding text is yet to be agreed). The outcome of negotiations on the final terms of the UK’s relationship with the EU remains highly uncertain and the potential for a disorderly exit from the EU by the UK without a negotiated agreement may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity. Uncertainty also exists on the future applicability of the Solvency II regime in the UK after it leaves the EU. At the same time, the European Commission is currently reviewing some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures (on which EIOPA is expected to report later in 2018).

The Group’s diversification by geography, currency, product and distribution should reduce some of the potential impact of the UK’s exit. M&G Prudential, due to the geographical location of both its businesses and its customers, has most potential to be affected, although the extent of the impact will depend in part on the nature of the arrangements that are put in place between the UK and the EU. Contingency plans were developed ahead of the referendum by business units and operations that may be impacted immediately by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result. Significant work has also since been undertaken to ensure that Prudential’s business, and in particular its customer base, is not unduly affected by the decision of the UK to exit from the EU.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business’s strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management, which will have an impact on the Jackson business, which continues to be engaged in the consultation and testing process. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. Preparations by Prudential to manage the impact of these reforms will continue.

On 27 July 2017, the UK’s FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form or a change to alternative benchmark rates could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential’s business or reported results.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:
●
Risk assessment of the Business Plan which includes consideration of current strategies;
●
Close monitoring and assessment of our business environment and strategic risks;
●
The consideration of risk themes in strategic decisions; and
●
Ongoing engagement with national regulators, government policy teams and international standard setters.

c.
Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Recent developments in data protection worldwide (such as the EU General Data Protection Regulation that came into force in May 2018) increases the financial and reputational implications for Prudential of a breach of its (or third-party suppliers’) IT systems. As well as data protection, increasingly stakeholder expectations are that companies and organisations use personal information in a transparent and appropriate way. Given this, both information security and data privacy are key risks for the Group. As well as preventative risk management, it is fundamental that robust critical recovery systems are in place in the event of a successful attack on the Group’s systems, breach of information security or failure of its systems in order to retain its customer relationships and trusted reputation.

The core objectives of the Group’s Cyber Risk Management Strategy are: to develop a comprehensive situational awareness of its business in cyberspace; to pro-actively engage cyber attackers to minimise harm to its business; and to enable the business to grow confidently and safely in cyberspace.

The Group’s Cyber Defence Plan consists of a number of elements, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing information security risk oversight and assurance to the Board. Progress has been made in all of these across 2017 and 2018. Protecting our customers remains core to Prudential’s business, and the successful delivery of the Plan will reinforce its capabilities to continue doing so in cyberspace as it transitions to a digital business.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

Notes
1
Based on hierarchy of Standard and Poor’s Moody’s and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except that the Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with supporting provision D.2.3 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 August 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer